07024577

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

June 6, 2007

SUPPL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits an English and German version of its latest press release "Sale of Praetorian Group to Australian insurer completed".

Please contact the left undersigned by calling +49 511 5604-1500 if you have any questions or comments regarding the foregoing.

Best regards,

Stefan Schulz
Head of Department
Corporate Communications

Gabriele Bommersbach
Assistant
Corporate Communications

6/20

hannover re®

PRESS RELEASE

Sale of Praetorian Group to Australian insurer completed

Hannover, 1 June 2007: The sale of Hannover Re's US subsidiary Praetorian Financial Group, Inc., New York, to the Australian QBE Insurance Group Ltd., Sydney – which had been agreed in December 2006 – was closed effective 31 May 2007 upon receipt of the required approval from regulators.

QBE's US subsidiary has acquired all shares of Praetorian. The purchase price of slightly in excess of USD 800 million is equivalent to 2.1 times Praetorian shareholders' equity excluding goodwill as at year-end 2006.

"Following the successful closing of this transaction we shall concentrate on our core business of reinsurance going forward", Wilhelm Zeller, Hannover Re's Chief Executive Officer, affirmed. "As we have already indicated, the risk capital that has been freed up is to be profitably invested in both non-life and life/health reinsurance business. This will enable us to more than offset the loss of Praetorian's profit contribution." Mr. Zeller added, "We appreciate the combined efforts of Praetorian's employees and their trading partners, all of which contributed to a successful transaction close."

Hannover Re can tap into profitable growth opportunities in a number of areas, including for example by raising its retention in the still lucrative property catastrophe segment, by writing additional US catastrophe business, and also by cultivating new markets – such as in Central and Eastern Europe and in the Islamic world. As a further step, Hannover Re increased its stake in its profitable subsidiary E+S Rück by 10% to 65.8% effective 1 April 2007. Last but not least, acquisitions in life and health reinsurance remain a possibility insofar as they make strategic and economic sense.

For further information please contact:

Press and Public Relations / Investor Relations:
Stefan Schulz (tel. +49 / 511 / 56 04-15 00,
e-mail: stefan.schulz@hannover-re.com)

Press and Public Relations:
Gabriele Handrick (tel. +49 / 511 / 56 04-15 02,
e-mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (tel. +49 / 511 / 56 04-17 36,
e-mail: gabriele.boedeker@hannover-re.com)

***Hannover Re**, with a gross premium of around 9 billion euro, is one of the leading reinsurance groups in the world. It transacts all lines of non-life and life and health reinsurance. It maintains business relations with more than 5,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in around 20 countries with a total staff of roughly 2,000. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

Verkauf der Praetorian-Gruppe an australischen Versicherer abgeschlossen

Hannover, 1. Juni 2007: Der von der Hannover Rück im Dezember 2006 vereinbarte Verkauf ihrer US-amerikanischen Tochtergesellschaft Praetorian Financial Group, Inc., New York, an den australischen Versicherungskonzern QBE Insurance Group Ltd., Sydney, wurde nach Vorliegen der behördlichen Genehmigungen zum 31. Mai 2007 vollzogen.

Die amerikanische Tochtergesellschaft der QBE hat alle Anteile an der Praetorian erworben. Der Kaufpreis von etwas mehr als 800 Mio. USD entspricht dem 2,1-fachen des Eigenkapitals der Praetorian ohne Goodwill per ultimo 2006.

„Nach dem erfolgreichen Abschluss dieser Transaktion werden wir uns auf unser Kerngeschäft, die Rückversicherung, konzentrieren", erklärte Wilhelm Zeller, Vorstandsvorsitzender der Hannover Rück. „Das frei gewordene Risikokapital werden wir wie angekündigt sowohl in der Schaden- als auch der Personen-Rückversicherung gewinnbringend einsetzen. Damit kann der entfallende Praetorian-Gewinn mehr als kompensiert werden." Zeller fügte hinzu: „Unser Dank gilt den Mitarbeitern und Geschäftspartnern der Praetorian, die zu dem erfolgreichen Abschluss der Transaktion beigetragen haben."

Profitable Wachstumschancen bieten sich der Hannover Rück zum Beispiel durch einen höheren Selbstbehalt im immer noch profitablen Sach-Katastrophengeschäft, durch Zeichnung von zusätzlichem US-Katastrophengeschäft, aber auch durch die Erschließung neuer Märkte, so zum Beispiel in Zentral- und Osteuropa sowie in der islamischen Welt. Weiterhin hat die Hannover Rück per 1. April 2007 ihren Anteil an ihrer profitablen Tochtergesellschaft E+S Rück um 10 % auf 65,8 % erhöht. Schließlich sind auch Zukäufe in der Personen-Rückversicherung denkbar, so sie strategisch sinnvoll und wirtschaftlich vernünftig sind.

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Stefan Schulz (Tel. 0511 / 56 04-15 00,
E-Mail: stefan.schulz@hannover-re.com)

Presse:
Gabriele Handrick (Tel. 0511 / 56 04-15 02,
E-Mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (Tel. 0511 / 56 04-17 36,
E-Mail: gabriele.boedeker@hannover-re.com)

Die Hannover Rück *ist mit einem Prämienvolumen von rund 9 Mrd. EUR eine der führenden Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden- und Personen-Rückversicherung und unterhält Rückversicherungsbeziehungen mit über 5.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in rund 20 Ländern mit ca. 2.000 Mitarbeitern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Ratingagenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").*

END